UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

——————————

FORM 6-K

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2025

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Announcement on Acquisition of Treasury Share

On February 6, 2025, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to acquire treasury shares within the profits available for dividends. The details are as follows:

1.	Number of Shares to be Acquired: 9,861,932 common shares

2.	Estimated Acquisition Amount: KRW 500,000,000,000

3.	Scheduled Acquisition Period: February 7, 2025 - August 6, 2025

4.	Purpose of Acquisition: Cancellation of shares

5.	Acquisition Method: Acquisition on the stock exchange (KRX)

6.	Entrusted Brokerage Company: NH Investment & Securities Co., Ltd..

7.	Treasury Stock Holdings before contract: - Acquisition within the profits available for dividends: 7,603,260 shares - Other Acquisition: 1 common shares

8.	Date of resolution by the board of directors: February 6, 2025

9.	Estimated acquisition amount: KRW 50,700

10.	Limit to Acquiring Treasury Stocks

(Unit: KRW)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code as of the end of the previous fiscal year	4,048,375,824,985
2. Acquired amount of treasury stock after previous fiscal year end	149,999,917,150
3. Amount of 'dividends' and related 'earned profit reserve' decided at annual general meeting of shareholders after previous fiscal year end	267,754,714,560
4. Amount of 'interim/quarterly dividends' and related 'earned profit reserves' decided by board of directors after previous fiscal year end	-
5. Amount of trust contract	-
6. Acquisition cost of treasury stock sold after previous fiscal year end (moving average method)	-
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	3,630,621,193,275

11.

Other Considerations

- This contract pertains to entering into a new trust agreement for the acquisition of treasury shares.

- The above "7. Treasury stock holdings before contract-acquisition within profits available for dividends" is the treasury stocks acquired through a trust contract in 2024(October 28, 2024 ~ April 27, 2025) and currently held by the trustee.

- The above "7. Treasury stock holdings before contract-acquisition for other reasons" is the treasury stocks held as of April 25, 2024. The treasury shares are fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc).

- Regarding “8. Date of board resolution (decision date)- Attendance of auditors (members of Audit Committee who are not outside directors," all members of Shinhan Financial Group's Audit Committee are outside directors.

-The above "1. Number of shares to be acquired" is calculated by dividing the above "1. Contract Amount (KRW)" by the "9. Estimated acquisition amount(KRW)". The actual number of shares may vary depending on future stock price fluctuations.

- The above"9. Estimated acquisition amount(KRW)' is based on the closing price on the day before the board resolution date (February 5, 2025). Therefore, the actual acquisition amount may vary due to stock price fluctuations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 6, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer